(Letterhead)


August  25,  2005

United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

Mail  Stop  4561

ATTENTION:  MR.  NEIL  MILLER
            ATTORNEY-ADVISOR
          ------------------

Dear  Mr.  Miller:

Re:     Amendment  No.  5  and  6  to  Form  SB-2
        File  No.  333-121660
        Filed  on  July  18,  2005  and  July  28,  2005

In response to your letter dated August 17, 2005, I am enclosing the following documents for your review and consideration.

     Two  copies  of  the  "red-lined"  Form  SB-2A;

     Two  copies  of  the  Form  SB-2A  without  the  red-lines;

     Two  copies  of  your  letter  dated  August  17,  2005;  and

     One  copy  of  this  letter.

As in past correspondence, page reference numbers are those of the red lined copy enclosed herein.

Risk  Factor
------------

1. In response to this comment I have inserted a new risk factor on page 9 under Risk Factor #6 as follows:

"A  MATERIAL  RISK  TO  THE COMPANY MAY BE THE LACK OF TIMELY REPORTING WITH THE
SEC.

Our President is also the president of Douglas Lake Minerals, Inc., a reporting company in the United States, which has not been a timely filer of financial information with the SEC. For example, Douglas Lake Minerals, Inc. filed its Form NT-10Q - Notice of Inability to Timely File - on April 15, 2005 for a Form 10-QSB for the quarter ended February 28, 2005 and then filed the Form 10-QSB on April 29, 2005 outside the time required for filing. Therefore, it was a late filer as defined under Rule 12b-25(b)(2)(ii) since the extension period is five and not fourteen days. With management not devoting significant time to the affairs of Tylerstone Ventures Corporation, there is the strong possibility the lack of timely reporting may be a material risk to the Company in that its shares may be halted on the OTC Bulletin Board, either for a period of time or permanently, if it is consistent in filing late. An investor should consider whether or not they wish to invest in the shares of a company where its present management has been a late filer with the SEC in another company".

Other  items

As discussed with you on the telephone last week, I have bracketed the figure of $17,103 as shown on the Statement of Operations for the nine months ended May 31, 2004 on page 64.

Our  auditors  consent  letter  has  been  included  under  Exhibit  23.3.

Please  let  me  know  if  you  have  any  other  comments.

Yours  very  truly;
Tylerstone  Ventures  Corporation

Per:     /s/  "Laurence  Stephenson
----     --------------------------
               Laurence  Stephenson
       Chief  Executive  Officer,  President  and
                    Director

Enclosures

                                      -2-
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